July 15, 2005

Mr. Larry Simpson
President & CEO
Horsepower Broadcasting Network (HBN) International Ltd.
940 The East Mall, Suite 300,
Toronto, ON, CANADA
M9B 6J7

Dear Larry:

This letter is a non binding expression of interest for TRAXCO to be considered for inclusion as an Authorized Racetrack Affiliate, and a five year exclusive license agreement for the pari-mutuel product Horsepower® World Pool.

Horsepower Broadcasting Network (HBN) International Ltd. will assume the task and responsibility for obtaining any and all legal approvals required to operate the product in the relevant jurisdiction.

With this signed Letter of Intent we acknowledge that our track will complete the Horsepower Broadcasting Network (HBN) International Ltd.’s Information Technology Questionnaire. Once the pari-mutuel product has been legislated in our particular jurisdiction, a successful Technical Evaluation has been completed, and both parties have come to a mutual agreement on the terms and conditions of the Technical Evaluation, the parties may complete the licensing process by signing a Horsepower® application. Otherwise neither party has any further obligation.

We understand that when you receive this signed letter of intent you will forward the Information Technology Questionnaire and Horsepower® Licensing Application documents so that we may review them.

We also agree that upon signing of this letter, permission is given to Horsepower Broadcasting Network (HBN) International Ltd. by way of its parent company Sungold International Holdings Corp., to announce through a press release, information that discloses material facts salient to this document, providing the press release is pre-approved by the designated Single Point of Contact for TRAXCO.

TRAXCO will offer any assistance necessary to the Horsepower® personnel, in their efforts to move in an expeditious manner to have the product legally approved.

Sincerely,